UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One) [x] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
            [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: March 31, 2002

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

INSCI CORP.
Full Name of Registrant:

insci-statements.com, corp.
Former Name if Applicable

2 WESTBOROUGH BUSINESS PARK
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Address of Principal Executive Office (Street and Number)

WESTBOROUGH, MA 01581
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]    (a)     The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]    (b)     The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K, Form
               N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
               or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
               and

[x]    (c)     The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

           The Registrant by resolution of its Board of Directors on May 20, 2002 dismissed Arthur Andersen LLP and retained the firm of Goldstein & Morris CPA PC as its certifying accountant.

           Due to the recent change in certifying accountants, the Registrant has experienced unavoidable delay obtaining certain records and information from its former auditor.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         JOSEPH A. BARATTA       212                 750-9700
         -----------------       ---                 --------
              (Name)         (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
           [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Registrant anticipates that it will show a net profit of approximately $155,000 after taking into account interest and payment of a final preferred stock dividend on its 8% Convertible Redeemable Preferred Stock. The anticipated net profit for the fiscal year ended March 31, 2002 is compared to a net loss of $17,798,000 for the fiscal year ended March 31, 2001. The anticipated change in earnings can be attributed in part to a reduction in product development cost of $4,000,000 and a reduction of approximately $4,000,000 in cost of sales and general administrative expenses for the fiscal year ended March 31, 2002. Additionally, the net loss for the fiscal year ended March 31, 2001 included a one time $9,000,000 restructuring charge.













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                                   INSCI Corp.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      June 28, 2002                By: /s/ HENRY NELSON
                                            -------------------------------
                                            Henry Nelson, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).